Exhibit 99.1

JD.com Announces 2020 Second Quarter and Interim Financial Results

Beijing, China—August 17, 2020—JD.com, Inc. (NASDAQ: JD and HKEX: 9618), China’s leading technology driven e-commerce company transforming to become the leading supply chain-based technology and service provider, today announced its unaudited financial results for the three months and six months ended June 30, 2020.

Second Quarter 2020 Highlights

•

Net revenues for the second quarter of 2020 were RMB201.1 billion (US$[1]28.5 billion), an increase of 33.8% from the second quarter of 2019. Net revenues from the sales of general merchandise products for the second quarter of 2020 were RMB64.0 billion (US$9.1 billion), an increase of 45.4% from the second quarter of 2019. Net service revenues for the second quarter of 2020 were RMB22.9 billion (US$3.2 billion), an increase of 36.4% from the second quarter of 2019.

•

Income from operations for the second quarter of 2020 was RMB5.0 billion (US$0.7 billion), compared to RMB2.3 billion for the same period last year. Non-GAAP[2] income from operations for the second quarter of 2020 was RMB5.6 billion (US$0.8 billion) with a non-GAAP operating margin of 2.8%, as compared to RMB3.2 billion for the second quarter of 2019 with a non-GAAP operating margin of 2.1%.

•

Net income attributable to ordinary shareholders for the second quarter of 2020 was RMB16.4 billion (US$2.3 billion), compared to RMB0.6 billion for the same period last year. Non-GAAP net income attributable to ordinary shareholders for the second quarter of 2020 increased by 66.1% to RMB5.9 billion (US$0.8 billion) from RMB3.6 billion for the same period last year.

•

Diluted net income per ADS for the second quarter of 2020 was RMB10.47 (US$1.48), compared to RMB0.36 for the second quarter of 2019. Non-GAAP diluted net income per ADS for the second quarter of 2020 was RMB3.51 (US$0.50), compared to RMB2.30 for the same period last year.

•

Annual active customer accounts[3] increased by 29.9% to 417.4 million in the twelve months ended June 30, 2020 from 321.3 million in the twelve months ended June 30, 2019. Mobile daily active users[4] in June 2020 increased by 40% as compared to June 2019.

[1]

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2020, which was RMB7.0651 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

[2]	See the sections entitled “Non-GAAP Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.
[3]

Annual active customer accounts are customer accounts that made at least one purchase during the twelve months ended on the respective dates, whether through online direct sales or online marketplaces.

[4]	Mobile daily active users refer to the daily average number of users who used JD mobile app on a given day during a calendar month.

“Since the COVID-19 outbreak, JD has steadfastly leveraged our distinctive supply chain and technology capabilities to contribute to society and ensure the steady supply and undisrupted delivery of daily necessities to consumers, while helping to create jobs within our ecosystem and support business partners amidst the dynamic economic environment,” said Richard Liu, Chairman and Chief Executive Officer of JD.com. “I’m grateful for the efforts of JD’s employees and business partners in driving another solid quarter of accelerated revenue growth, as our extensive product offerings and superior services continue to attract large numbers of new users.”

“Our scale advantages and cost efficiency enabled us to provide attractive prices during our June 18 sales promotions, benefiting consumers and society as China’s economy emerges from the difficult pandemic period, and helped drive solid top and bottom line results for the second quarter.” said Sandy Xu, Chief Financial Officer of JD.com. “Our strong financial and operating performance form the basis for JD’s continued investment in innovative supply chain capabilities and a superior customer experience to support our long term growth.”

Business Highlights

Hong Kong Listing

•

On June 18, 2020, JD.com successfully listed on the Main Board of the Stock Exchange of Hong Kong Limited under the stock code “9618”, with a global offering of 152,912,100 new Class A ordinary shares (including a partial exercise of the over-allotment option completed on July 15, 2020) (the “Global Offering”). The Hong Kong-listed shares are fully fungible with JD.com’s American depositary shares (“ADSs”) listed on the Nasdaq Stock Exchange, based on the ratio of two ordinary shares per ADS. The gross proceeds from the Global Offering, before deducting underwriting fees and the offering expenses, amounted to approximately HK$34,558 million. JD.com plans to use the net proceeds to invest in key supply chain-based technology initiatives to further enhance customer experience and improve operating efficiency.

Environment, Social and Governance

•

In response to the COVID-19 resurgence in Beijing in June, JD.com rapidly deployed prevention measures to protect consumers and employees while ensuring the steady supply of daily necessities. As the new outbreak was linked to a wholesale food market in Beijing, JD.com carried out virus screening on fresh produce. Contactless deliveries were made widely available in local residential compounds, and JD delivery staff, truck drivers and warehouse workers were all tested for the virus.

•

In the second quarter, JD.com continued to contribute to China’s poverty alleviation efforts, including joining a nationwide program to offer tens of thousands jobs in its logistic and retail operations and hosting live stream shows with rural counties to promote local specialties. JD Health and JD Foundation launched online purchase subsidies for low income families covering selected medicines, creating the largest health poverty alleviation project in China in terms of geographical coverage, population benefited and total monetary amount.

JD Retail

•

JD.com continued to attract premium global brands to its platform as a widely trusted retailing channel for high quality products. In the second quarter, brands including Prada’s high end footwear brand Church’s, London based innovative luxury fashion label Christopher Kane, well-known British furniture design brand Tom Dixon, Italian luxury shoe brand Sergio Rossi, Korean high street apparel brand SJYP and affordable Japanese cosmetics and drug store Daikoku, all launched flagship stores on JD.com.

•

In the second quarter, livestreaming continued to grow in popularity as a tool for suppliers and merchants to engage with customers. Ms. Dong Mingzhu, Chairwoman of Gree Electronic Appliances, booked a record-breaking sale during a three-hour livestream show, featuring pre-sale customer education and product recommendations. In order to diversify its user engagement channels and fully leverage its supply chain strengths, JD Retail announced a strategic partnership with Kwai, one of China’s leading short video platforms. The debut event, a one-day livestream show jointly held by the two companies, was a great success connecting Kwai’s large user base to JD.com’s broad selection of high quality products and superior online shopping experience.

•

In April, JD Retail launched “Instant Delivery” services for mobile products, with delivery of mobile phones in as fast as one hour through JD Daojia. The initiative applies its omni-channel strategies to more diversified categories and further improves customer experience. The service currently covers selected authorized stores as well as other partners within JD.com’s omni-channel ecosystem.

•

JD Retail continued to apply advanced technology to various consumption scenarios in order to facilitate online purchasing. Following the launch of its AR-based virtual shoe “try-on” service—the first for an e-commerce platform in China—JD Retail launched its AI-powered skin evaluation service in June, allowing users to upload images from their mobile phone for analysis and receive customized shopping guidance on suitable skincare and cosmetics products.

JD Health

•

On August 17, 2020, JD Health, a subsidiary of JD.com, entered into a definitive agreement with Hillhouse Capital for its non-redeemable series B preference share financing. The total amount expected to be raised from Hillhouse Capital is over US$830 million. JD.com will remain the majority shareholder of JD Health after the completion of this transaction, which is subject to customary closing conditions. The closing is expected to occur in the third quarter of 2020. Hillhouse Capital is a leading investment management company that has established a comprehensive ecosystem in the healthcare sector in China. By leveraging Hillhouse Capital’s industry expertise and resources, JD Health will further strengthen its pharmacy supply chain capabilities and explore additional healthcare services opportunities in the broader healthcare sector.

•

In June, JD Health unveiled its Traditional Chinese Medicine Consultation Center and Intelligent Otorhinolaryngology Services Center, each bringing together the country’s top specialists and providing online consultations and disease management programs for patients nationwide. With the addition of these two centers, the specialized virtual medical treatment centers within the JD Health app cover areas including heart disease, mental health, diabetes, kidney disease, pediatrics, oncology and maternity, among others.

JD Logistics

•

In the second quarter, JD Logistics launched a new Asia No.1 warehouse in Langfang, Hebei province, near Beijing, equipped with the first automated storage and retrieval system for bulky items in Asia’s e-commerce industry, greatly improving efficiency in handling items including air conditioners, refrigerators and furniture. Thanks to its continuous focus on technology innovation, JD Logistics maintained fast delivery standards during the June 18 Anniversary Sale as orders surged to record highs, ensuring that 91% of packages from its direct sales platforms arrived at consumers’ doorsteps same or next day throughout China.

•

As of June 30, 2020, JD Logistics operated over 750 warehouses, which covered an aggregate gross floor area of approximately 18 million square meters, including warehouse space managed under the JD Logistics Open Warehouse Platform.

Equity Investees Update

•

On June 25, 2020, JD.com announced that it has entered into agreements with JD Digits, pursuant to which JD.com will acquire a 36.8% equity interest in JD Digits by converting its profit sharing rights with respect to JD Digits as set forth in the Framework Agreement entered into between the two parties in 2017, and investing an additional RMB1.78 billion in cash in JD Digits to satisfy the minimum capital registration requirement under the PRC laws. Upon closing, the Framework Agreement, including the current profit-sharing arrangement between JD.com and JD Digits, will terminate, and JD Digits will become an equity method investee of JD.com.

•

Dada Group, one of JD.com’s important ecosystem partners, listed on the Nasdaq Stock Market under the ticker “DADA” on June 5, 2020. Upon its initial public offering (IPO), JD.com purchased additional shares as a cornerstone investor. As of June 30, 2020, JD.com is the largest shareholder of Dada Group with a 47.9% stake. JD.com has formed an extensive cooperation relationship with Dada, as its local on-demand delivery and retail capabilities support JD.com’s innovative projects and omni-channel strategy, together bringing consumers the most convenient and advanced shopping experience.

Operational Metrics Update

•	As of June 30, 2020, JD.com had approximately 240,000 employees excluding part-time and interns.

Second Quarter 2020 Financial Results

Net Revenues. For the second quarter of 2020, JD.com reported net revenues of RMB201.1 billion (US$28.5 billion), representing a 33.8% increase from the same period in 2019. Net product revenues increased by 33.5%, while net service revenues increased by 36.4% for the second quarter of 2020, as compared to the same period of 2019.

Cost of Revenues. Cost of revenues increased by 34.5% to RMB172.4 billion (US$24.4 billion) for the second quarter of 2020 from RMB128.2 billion for the second quarter of 2019.

Fulfillment Expenses. Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 30.6% to RMB12.0 billion (US$1.7 billion) for the second quarter of 2020 from RMB9.2 billion for the second quarter of 2019. Fulfillment expenses as a percentage of net revenues was 5.9% for the second quarter of 2020, compared to 6.1% for the same period last year, mainly due to the nationwide relief for social security contributions.

Fulfilled Gross Margin5. Fulfilled gross margin for the second quarter of 2020 was 8.3%, as compared to 8.6% for the second quarter of 2019. The decrease was primarily due to a one-time benefit from Value Added Tax Reform resulted in lower cost of revenues in the second quarter of 2019.

Marketing Expenses. Marketing expenses increased by 21.0% to RMB6.8 billion (US$1.0 billion) for the second quarter of 2020 from RMB5.6 billion for the second quarter of 2019.

Research and Development Expenses. Research and development expenses was RMB3.6 billion (US$0.5 billion) for the second quarter of 2020, as compared to RMB3.7 billion for the second quarter of 2019.

General and Administrative Expenses. General and administrative expenses was RMB1.4 billion (US$0.2 billion) for both the second quarter of 2020 and 2019, respectively.

Income from Operations and Non-GAAP Income from Operations. Income from operations for the second quarter of 2020 was RMB5.0 billion (US$0.7 billion), compared to RMB2.3 billion for the same period last year. Non-GAAP income from operations for the second quarter of 2020 was RMB5.6 billion (US$0.8 billion) with a non-GAAP operating margin of 2.8%, as compared to non-GAAP income from operations of RMB3.2 billion for the second quarter of 2019 with a non-GAAP operating margin of 2.1%. Operating margin of JD Retail before unallocated items for the second quarter of 2020 was 3.0%, compared to 2.8% for the second quarter of 2019.

Non-GAAP EBITDA for the second quarter of 2020 was RMB6.9 billion (US$1.0 billion) with a non-GAAP EBITDA margin of 3.4%, compared to RMB4.4 billion with a non-GAAP EBITDA margin of 2.9% for the second quarter of 2019.

Share of Results of Equity Investees. In the second quarter of 2020, share of results of equity investees was an income of RMB4.0 billion (US$0.6 billion), as compared to a loss of RMB0.3 billion for the second quarter of 2019. The substantial increase was primarily due to a dilution gain of RMB4.1 billion (US$0.6 billion) recognized upon the IPO of Dada Group.

[5]

Fulfilled gross margin is calculated by dividing fulfilled gross profit by net revenues. Fulfilled gross profit is defined as the difference between net revenues and the total amount of cost of revenues and fulfillment expenses.

Others, net. Others are other non-operating income/(loss), primarily consists of gains/(losses) from fair value change of long-term investments, gains from business and investment disposals, impairment of investments, government incentives, and foreign exchange gains/(losses). In the second quarter of 2020, other non-operating income was RMB7.9 billion (US$1.1 billion), as compared to other non-operating loss of RMB1.2 billion for the second quarter of 2019. The substantial increase was primarily due to the fair value change of investment securities, which had a gain of RMB6.7 billion (US$1.0 billion) for the second quarter of 2020, as compared to a loss of RMB2.4 billion for the same period of last year.

Net Income Attributable to Ordinary Shareholders and Non-GAAP Net Income Attributable to Ordinary Shareholders. Net income attributable to ordinary shareholders for the second quarter of 2020 was RMB16.4 billion (US$2.3 billion), compared to RMB0.6 billion for the same period last year. Non-GAAP net income attributable to ordinary shareholders for the second quarter of 2020 was RMB5.9 billion (US$0.8 billion), compared to RMB3.6 billion for the same period last year.

Diluted EPS and Non-GAAP Diluted EPS. Diluted net income per ADS for the second quarter of 2020 was RMB10.47 (US$1.48), compared to RMB0.36 for the second quarter of 2019. Non-GAAP diluted net income per ADS for the second quarter of 2020 was RMB3.51 (US$0.50), compared to RMB2.30 for the second quarter of 2019.

Cash Flow and Working Capital

As of June 30, 2020, the company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB126.0 billion (US$17.8 billion), compared to RMB64.5 billion as of December 31, 2019. For the second quarter of 2020, free cash flow of the company was as follows:

	For the three months ended
	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	20,192,150	26,617,548	3,767,469
Add/(less): Impact from JD Baitiao receivables included in the operating cash flow	(448,964)	2,050,714	290,260
Less: Capital expenditures
Capital expenditures for development properties, net of related sales proceeds*	(496,762)	(2,116,213)	(299,531)
Other capital expenditures**	(979,899)	(749,037)	(106,019)

Free cash flow	18,266,525	25,803,012	3,652,179

*

Including logistics facilities and other real estate properties developed by JD Property, which may be sold under various equity structures. In the second quarter of 2020, approximately RMB0.5 billion proceeds from the sale of development properties were included in this line, compared to nil in the second quarter of 2019.

**	Including capital expenditures related to the company’s headquarters in Beijing and all other CAPEX.

Net cash used in investing activities was RMB23.4 billion (US$3.3 billion) for the second quarter of 2020, consisting primarily of increase in short-term investments of RMB19.2 billion, cash paid for investments in equity investees and purchases of investment securities of RMB4.5 billion, and cash paid for capital expenditures of RMB3.4 billion, partially offset by the cash acquired from business combination of RMB2.1 billion.

In the second quarter of 2020, the company acquired 54% equity interest in Jiangsu Five Star Appliance Co., Ltd. (“Jiangsu Five Star”) from the shareholder of Jiangsu Five Star (the “Seller”) by converting a loan of approximately RMB1.03 billion owed by the Seller to the company and assuming the Seller’s RMB0.4 billion debt owed to Jiangsu Five Star. Since then, Jiangsu Five Star has become the company’s wholly-owned subsidiary.

Net cash provided by financing activities was RMB28.5 billion (US$4.0 billion) for the second quarter of 2020, consisting primarily of proceeds from issuance of ordinary shares of RMB27.3 billion.

For the twelve months ended June 30, 2020, free cash flow of the company was as follows:

	For the twelve months ended
	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	31,756,192	26,340,890	3,728,311
Add/(less): Impact from JD Baitiao receivables included in the operating cash flow	(10,179,682)	1,002,640	141,915
Less: Capital expenditures
Capital expenditures for development properties, net of related sales proceeds	(3,963,356)	(1,721,273)	(243,630)
Other capital expenditures	(10,254,777)	(2,887,341)	(408,677)

Free cash flow	7,358,377	22,734,916	3,217,919

Half-Year Supplemental Information

The table below sets forth the half-year segment operating results:

	For the six months ended
	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$
	(In thousands)
Net revenues:
JD Retail	260,493,299	331,060,999	46,858,643
New businesses*	10,609,280	15,989,538	2,263,173
Inter-segment	(242,661)	(299,297)	(42,363)

Total segment net revenues	270,859,918	346,751,240	49,079,453
Unallocated items**	501,743	508,027	71,907

Total consolidated net revenues	271,361,661	347,259,267	49,151,360

Operating income/(loss):
JD Retail	7,233,587	10,137,365	1,434,851
New businesses*	(1,960,980)	(1,092,306)	(154,606)
Including: gain on sale of development properties	83,218	195,586	27,683

Total segment operating income	5,272,607	9,045,059	1,280,245
Unallocated items**	(1,780,481)	(1,680,535)	(237,864)

Total consolidated operating income	3,492,126	7,364,524	1,042,381

*

New businesses of the company include logistics services provided to third parties, overseas business, technology initiatives, as well as asset management services to logistics property investors and sale of development properties by JD Property.

JD Property develops and manages logistics facilities and other real estate properties. By leveraging its fund management platform, JD Property can realize development profits and recycle capital from mature properties to fund new developments and scale the business.

**

Unallocated items include share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, and impairment of goodwill and intangible assets, which are not allocated to segments.

The table below sets forth the half-year revenue information:

	For the six months ended
	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$
	(In thousands)
Electronics and home appliance revenues	160,188,234	191,778,310	27,144,458
General merchandise revenues	81,979,339	116,501,709	16,489,747

Net product revenues	242,167,573	308,280,019	43,634,205
Marketplace and advertising revenues	19,221,424	23,579,686	3,337,488
Logistics and other service revenues	9,972,664	15,399,562	2,179,667

Net service revenues	29,194,088	38,979,248	5,517,155

Total net revenues	271,361,661	347,259,267	49,151,360

Conference Call

JD.com’s management will hold a conference call at 7:30 am, Eastern Time on August 17, 2020, (7:30 pm, Beijing/Hong Kong Time on August 17, 2020) to discuss financial results for the three months and six months ended June 30, 2020.

Please register in advance of the conference using the link provided below and dial in 10 minutes prior to the call, using participant dial-in numbers, Direct Event passcode and unique registrant ID which would be provided upon registering. You will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/3771815

CONFERENCE ID: 3771815

A telephone replay will be available from 10:30 am, Eastern Time on August 17, 2020 through 9:59 am, Eastern Time on August 25, 2020. The dial-in details are as follows:

US Toll Free:	+1-855-452-5696 or +1-646-254-3697

International	+61-2-8199-0299

Passcode:	3771815

Additionally, a live and archived webcast of the conference call will also be available on the company’s investor relations website at http://ir.jd.com.

About JD.com.

JD.com is a leading technology driven e-commerce company transforming to become the leading supply chain-based technology and service provider. The company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries. JD.com is the largest retailer in China, a member of the NASDAQ100 and a Fortune Global 500 company.

Non-GAAP Measures

In evaluating the business, the company considers and uses non-GAAP measures, such as non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to ordinary shareholders, non-GAAP net margin, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per share and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP income/(loss) from operations as income/(loss) from operations excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, gain on sale of development properties and impairment of goodwill and intangible assets. The company defines non-GAAP net income/(loss) attributable to ordinary shareholders as net income/(loss) attributable to ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements and non-compete agreements, gain/(loss) on disposals/deemed disposals of investments, reconciling items on the share of equity method investments, loss/(gain) from fair value change of long-term investments, impairment of goodwill, intangible assets and investments, gain and foreign exchange impact in relation to sale of development properties and tax effects on non-GAAP adjustments. The company defines free cash flow as operating cash flow adjusting the impact from JD Baitiao receivables included in the operating cash flow and capital expenditures, net of the proceeds from sale of development properties. Capital expenditures include purchase of property, equipment and software, cash paid for construction in progress, purchase of intangible assets and land use rights. The company defines non-GAAP EBITDA as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions. Non-GAAP basic net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per share multiplied by two.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributable to ordinary shareholders and non-GAAP EBITDA reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from JD Baitiao receivables included in the operating cash flow and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. The company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the company’s current operating performance and future prospects in the same manner as management does, if they so choose. The company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the company’s core operating results and business outlook.

The non-GAAP financial measures have limitations as analytical tools. The company’s non-GAAP financial measures do not reflect all items of income and expense that affect the company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure.

CONTACTS:

Investor Relations

Ruiyu Li

Senior Director of Investor Relations

+86 (10) 8912-6804

IR@JD.com

Media

+86 (10) 8911-6155

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to JD.com’s industry and general economic conditions in China. Further information regarding these and other risks is included in JD.com’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands, except per share data and otherwise noted)

	As of
	December 31, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	36,971,420	71,571,976	10,130,356
Restricted cash	2,940,859	5,742,904	812,855
Short-term investments	24,602,777	48,730,308	6,897,327
Accounts receivable, net (including JD Baitiao of RMB1.0 billion and RMB3.7 billion as of December 31, 2019 and June 30, 2020, respectively)(1)	6,190,588	9,674,251	1,369,301
Advance to suppliers	593,130	2,319,717	328,335
Inventories, net	57,932,156	54,476,745	7,710,683
Prepayments and other current assets	5,629,561	8,882,333	1,257,212
Amount due from related parties	4,234,067	3,804,468	538,487
Assets held for sale(2)	—	273,970	38,778

Total current assets	139,094,558	205,476,672	29,083,334
Non-current assets
Property, equipment and software, net	20,654,071	17,909,536	2,534,930
Construction in progress	5,806,308	7,742,463	1,095,875
Intangible assets, net	4,110,034	4,408,977	624,050
Land use rights, net	10,891,742	10,902,645	1,543,169
Operating lease right-of-use assets	8,643,597	11,501,571	1,627,942
Goodwill	6,643,669	9,271,897	1,312,352
Investment in equity investees	35,575,807	48,202,565	6,822,630
Investment securities	21,417,104	26,417,909	3,739,212
Deferred tax assets	80,556	153,935	21,788
Other non-current assets	6,806,258	7,284,148	1,031,005
Assets held for sale(2)	—	3,208,117	454,079

Total non-current assets	120,629,146	147,003,763	20,807,032

Total assets	259,723,704	352,480,435	49,890,366

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands, except per share data and otherwise noted)

	As of
	December 31, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term debts	—	8,788,184	1,243,887
Accounts payable	90,428,382	100,209,905	14,183,791
Advances from customers	16,078,619	18,765,896	2,656,140
Deferred revenues	3,326,594	4,054,132	573,825
Taxes payable	2,015,788	2,515,719	356,077
Amount due to related parties	317,978	1,179,112	166,892
Unsecured senior notes	—	3,532,830	500,040
Accrued expenses and other current liabilities	24,656,180	28,733,986	4,067,031
Operating lease liabilities	3,193,480	4,109,880	581,716
Liabilities held for sale(2)	—	58,870	8,333

Total current liabilities	140,017,021	171,948,514	24,337,732
Non-current liabilities
Deferred revenues	1,942,635	1,862,264	263,586
Unsecured senior notes	6,912,492	10,404,250	1,472,626
Deferred tax liabilities	1,338,988	1,398,509	197,946
Long-term borrowings	3,139,290	3,185,775	450,917
Operating lease liabilities	5,523,164	7,492,961	1,060,560
Other non-current liabilities	225,883	184,592	26,127

Total non-current liabilities	19,082,452	24,528,351	3,471,762

Total liabilities	159,099,473	196,476,865	27,809,494

(1)

JD Digits performs credit risk assessment services for JD Baitiao business and absorbs the credit risk of the underlying Baitiao receivables. Facilitated by JD Digits, the Company periodically securitizes Baitiao receivables through the transfer of those assets to asset-backed securitization plans and derecognizes the related Baitiao receivables through sales type arrangements.

(2)

The company entered into definitive agreements to transfer certain logistic facilities and real estate properties to JD Logistics Properties Core Fund II, L.P. (the “Core Fund II”). As of June 30, 2020, classified the related assets and liabilities as assets and liabilities held for sale under ASC 360, which included cash of RMB176.5 million.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands, except per share data and otherwise noted)

	As of
	December 31, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$
MEZZANINE EQUITY
Convertible redeemable non-controlling interests	15,964,384	15,965,960	2,259,835
SHAREHOLDERS’ EQUITY
Total JD.com, Inc. shareholders’ equity (US$0.00002 par value, 100,000,000 shares authorized, 3,109,882 shares issued and 3,077,901 shares outstanding as of June 30, 2020)	81,855,970	136,345,754	19,298,489
Non-controlling interests	2,803,877	3,691,856	522,548

Total shareholders’ equity	84,659,847	140,037,610	19,821,037

Total liabilities, mezzanine equity and shareholders’ equity	259,723,704	352,480,435	49,890,366

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In thousands, except per share data and otherwise noted)

	For the three months ended			For the six months ended
	June 30, 2019	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	133,516,303	178,186,881	25,220,716	242,167,573	308,280,019	43,634,205
Net service revenues	16,764,299	22,867,177	3,236,639	29,194,088	38,979,248	5,517,155

Total net revenues	150,280,602	201,054,058	28,457,355	271,361,661	347,259,267	49,151,360

Cost of revenues	(128,155,583)	(172,418,571)	(24,404,265)	(231,052,935)	(296,088,270)	(41,908,575)
Fulfillment	(9,155,158)	(11,956,352)	(1,692,312)	(17,218,490)	(22,356,142)	(3,164,307)
Marketing	(5,621,380)	(6,803,919)	(963,032)	(9,561,779)	(11,272,235)	(1,595,481)
Research and development	(3,725,903)	(3,603,600)	(510,056)	(7,442,448)	(7,538,759)	(1,067,042)
General and administrative	(1,356,026)	(1,423,127)	(201,431)	(2,677,101)	(2,834,923)	(401,257)
Gain on sale of development properties	—	195,586	27,683	83,218	195,586	27,683

Income from operations(3)(4)	2,266,552	5,044,075	713,942	3,492,126	7,364,524	1,042,381

Other income/(expenses)
Share of results of equity investees	(303,360)	4,004,164	566,753	(1,020,782)	2,883,944	408,196
Interest income	375,699	538,027	76,153	688,274	1,061,081	150,186
Interest expense	(154,846)	(324,218)	(45,890)	(342,291)	(531,318)	(75,203)
Others, net	(1,199,356)	7,947,525	1,124,899	5,686,680	7,814,969	1,106,137

Income before tax	984,689	17,209,573	2,435,857	8,504,007	18,593,200	2,631,697

Income tax expenses	(438,807)	(796,550)	(112,744)	(718,447)	(1,122,994)	(158,949)

Net income	545,882	16,413,023	2,323,113	7,785,560	17,470,206	2,472,748

Net loss attributable to non-controlling interests shareholders	(73,699)	(34,384)	(4,867)	(153,902)	(50,804)	(7,191)
Net income attributable to mezzanine equity classified as non-controlling interests shareholders	764	794	112	1,512	1,576	223

Net income attributable to ordinary shareholders	618,817	16,446,613	2,327,868	7,937,950	17,519,434	2,479,716

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In thousands, except per share data and otherwise noted)

	For the three months ended			For the six months ended
	June 30, 2019	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$	RMB	RMB	US$
(3) Includes share-based compensation expenses as follows:
Cost of revenues	(21,043)	(13,638)	(1,930)	(34,072)	(34,498)	(4,883)
Fulfillment	(122,718)	(64,616)	(9,146)	(180,256)	(196,494)	(27,812)
Marketing	(71,408)	(54,183)	(7,669)	(110,591)	(131,255)	(18,578)
Research and development	(365,430)	(190,127)	(26,911)	(592,385)	(550,726)	(77,950)
General and administrative	(440,259)	(310,660)	(43,971)	(721,600)	(696,765)	(98,621)
(4) Includes amortization of business cooperation arrangement and intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(41,892)	(48,200)	(6,822)	(83,779)	(89,633)	(12,687)
Marketing	(56,032)	(146,709)	(20,766)	(356,514)	(285,658)	(40,432)
Research and development	(24,940)	(24,700)	(3,496)	(49,880)	(49,400)	(6,992)
General and administrative	(76,820)	(77,313)	(10,942)	(153,147)	(154,133)	(21,816)
Net income per share:
Basic	0.21	5.55	0.79	2.73	5.95	0.84
Diluted	0.18	5.23	0.74	2.68	5.68	0.80
Net income per ADS:
Basic	0.42	11.11	1.57	5.47	11.90	1.68
Diluted	0.36	10.47	1.48	5.37	11.37	1.61

JD.com, Inc.

Unaudited Non-GAAP Net Income Per Share and Per ADS

(In thousands, except per share data and otherwise noted)

	For the three months ended			For the six months ended
	June 30, 2019	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$	RMB	RMB	US$
Non-GAAP net income attributable to ordinary shareholders	3,558,935	5,911,148	836,670	6,853,300	8,883,354	1,257,359
Weighted average number of shares:
Basic	2,913,608	2,961,278	2,961,278	2,903,792	2,943,981	2,943,981
Diluted	2,965,731	3,041,244	3,041,244	2,958,891	3,020,015	3,020,015
Non-GAAP net income per share:
Basic	1.22	2.00	0.28	2.36	3.02	0.43
Diluted	1.15	1.75	0.25	2.28	2.77	0.39
Non-GAAP net income per ADS:
Basic	2.44	3.99	0.57	4.72	6.03	0.85
Diluted	2.30	3.51	0.50	4.56	5.55	0.79

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows and Free Cash Flow

(In thousands)

	For the three months ended			For the six months ended
	June 30, 2019	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	20,192,150	26,617,548	3,767,469	23,515,401	25,075,071	3,549,146
Net cash used in investing activities	(21,028,488)	(23,389,954)	(3,310,633)	(22,131,473)	(31,586,306)	(4,470,751)
Net cash provided by/(used in) financing activities	(449,004)	28,454,594	4,027,486	(3,004,955)	43,541,004	6,162,829
Effect of exchange rate changes on cash, cash equivalents and restricted cash	415,633	(60,032)	(8,496)	(7,580)	549,333	77,753

Net increase/(decrease) in cash, cash equivalents and restricted cash	(869,709)	31,622,156	4,475,826	(1,628,607)	37,579,102	5,318,977
Cash, cash equivalents and restricted cash at beginning of period	36,743,160	45,869,225	6,492,367	37,502,058	39,912,279	5,649,216

Cash, cash equivalents and restricted cash at end of period(5)	35,873,451	77,491,381	10,968,193	35,873,451	77,491,381	10,968,193

Net cash provided by operating activities	20,192,150	26,617,548	3,767,469	23,515,401	25,075,071	3,549,146
Add/(Less): Impact from JD Baitiao receivables included in the operating cash flow	(448,964)	2,050,714	290,260	(2,610,082)	2,626,442	371,749
Add/(Less): Capital expenditures
Capital expenditures for development properties, net of related sales proceeds	(496,762)	(2,116,213)	(299,531)	593,916	(3,547,758)	(502,153)
Other capital expenditures	(979,899)	(749,037)	(106,019)	(1,952,620)	(1,325,220)	(187,573)

Free cash flow	18,266,525	25,803,012	3,652,179	19,546,615	22,828,535	3,231,169

(5)	Including cash, cash equivalents and restricted cash classified as assets held for sale.

JD.com, Inc.

Supplemental Financial Information and Business Metrics

	Q2 2019	Q3 2019	Q4 2019	Q1 2020	Q2 2020
Free cash flow (in RMB billions) – trailing twelve months (“TTM”)	7.4	15.6	19.5	15.2	22.7
Inventory turnover days(6) – TTM	36.3	35.1	35.8	35.4	34.8
Accounts payable turnover days(7) – TTM	59.4	56.6	54.5	51.7	50.8
Accounts receivable turnover days(8) – TTM	3.3	3.2	3.2	3.1	2.9
Annual active customer accounts (in millions)	321.3	334.4	362.0	387.4	417.4

(6)

TTM inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(7)

TTM accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(8)

TTM accounts receivable turnover days are the quotient of average accounts receivable over the immediately preceding five quarters, up to and including the last quarter of the annual period, to total net revenues for the last twelve months and then multiplied by 360 days. Presented are the accounts receivable turnover days excluding the impact from JD Baitiao.

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended			For the six months ended
	June 30, 2019	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$	RMB	RMB	US$
Income from operations	2,266,552	5,044,075	713,942	3,492,126	7,364,524	1,042,381
Add: Share-based compensation	1,020,858	633,224	89,627	1,638,904	1,609,738	227,844
Add: Amortization of intangible assets resulting from assets and business acquisitions	147,860	154,421	21,856	591,496	301,582	42,686
Reversal of: Effects of business cooperation arrangements	(217,813)	(42,544)	(6,021)	(449,919)	(230,785)	(32,666)
Reversal of: Gain on sale of development properties	—	(195,586)	(27,683)	(83,218)	(195,586)	(27,683)

Non-GAAP income from operations	3,217,457	5,593,590	791,721	5,189,389	8,849,473	1,252,562

Add: Depreciation and other amortization	1,212,026	1,306,835	184,971	2,441,458	2,565,299	363,095

Non-GAAP EBITDA	4,429,483	6,900,425	976,692	7,630,847	11,414,772	1,615,657

Total net revenues	150,280,602	201,054,058	28,457,355	271,361,661	347,259,267	49,151,360
Non-GAAP operating margin	2.1%	2.8%	2.8%	1.9%	2.5%	2.5%

Non-GAAP EBITDA margin	2.9%	3.4%	3.4%	2.8%	3.3%	3.3%

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended			For the six months ended
	June 30, 2019	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to ordinary shareholders	618,817	16,446,613	2,327,868	7,937,950	17,519,434	2,479,716
Add: Share-based compensation	1,020,858	633,224	89,627	1,638,904	1,609,738	227,844
Add: Amortization of intangible assets resulting from assets and business acquisitions	147,860	154,421	21,856	591,496	301,582	42,686
Add: Reconciling items on the share of equity method investments(9)	47,473	190,956	27,028	210,011	116,469	16,485
Add: Impairment of goodwill, intangible assets, and investments	738,284	239,986	33,968	1,555,865	661,735	93,663
Add/(Reversal of): Loss/(Gain) from fair value change of long-term investments	2,434,509	(6,737,705)	(953,660)	(3,316,028)	(6,068,002)	(858,870)
Reversal of: Gain and foreign exchange impact in relation to sale of development properties	—	(195,586)	(27,683)	(83,218)	(195,586)	(27,683)
Reversal of: Gain on disposals/deemed disposals of investments	(1,206,568)	(4,774,833)	(675,834)	(1,209,206)	(4,789,833)	(677,957)
Including: Dilution gain recognized upon the IPO of Dada Group	—	(4,138,838)	(585,814)	—	(4,138,838)	(585,814)
Reversal of: Effects of business cooperation arrangements and non-compete agreements	(238,102)	(63,638)	(9,007)	(490,298)	(272,660)	(38,593)
Add/(Reversal of): Tax effects on non-GAAP adjustments	(4,196)	17,710	2,507	17,824	477	68

Non-GAAP net income attributable to ordinary shareholders	3,558,935	5,911,148	836,670	6,853,300	8,883,354	1,257,359

Total net revenues	150,280,602	201,054,058	28,457,355	271,361,661	347,259,267	49,151,360
Non-GAAP net margin	2.4%	2.9%	2.9%	2.5%	2.6%	2.6%

(9)	To exclude the non-GAAP to GAAP reconciling items on the share of equity method investments, and share of amortization of intangibles not on their books.